Drake Star Securities LLC
Statement of Financial Condition

DECEMBER 31, 2023

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SEC FILE NUMER
8- 66448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drake Star Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue, 20th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Bedrosian	(212) 508-7111	gregory.bedrosian@drakestar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC P.C.
(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

03/16/2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Gregory Bedrosian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Drake Star Securities LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGING PARTNER + CEO

Title

STATE OF FLORIDA COUNTY OF MIAMI-DADE

Sworn to (or affirmed) and subscribed before me by means of physical presence, this 11 day of March, 2024, by Gregory Bedrosian

Rebecca Navarro, Notary Public

Personally Known__ or Produced Identification ✓

Type of identification produced: Florida Drivers License

Notary Public Rebecca Navarro

REBECCA NAVARRO
Notary Public - State of Florida
Commission # HH 233746
My Comm. Expires Apr 12, 2026
Bonded through National Notary Assn.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Drake Star Securities LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	243,080
Accounts receivable		12,783
Loan to parent (Note 5)		225,860
Total assets	$	481,722

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	69,239
Total liabilities		69,239
Member's Equity (Note 4)		412,483
Total liabilities and Member's Equity	$	481,722

The accompanying notes are an integral part of these financial statements.

Note 1-   **Nature of Business**

Drake Star Securities LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Drake Star Holding LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The liability of the member is limited to its capital account.

Note 2-   **Summary of Significant Accounting Policies**
a)   **Revenue Recognition**

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). Payment is due when services are performed.

b)   **Disaggregation of Revenue**

The company tracks its advisory revenue based on the size of the advisory fee.

Category	Year ended December 31st, 2023
Deals $1 to $500,000	$1,190,950
Deals $500,001 to $1,000,000	$3,150,000
Deals $1,000,001 to $1,500,000	$1,340,000
Deals greater than $1,500,000	$-0-

c)   **Accounts Receivable**

Amounts due from customers arising from professional services are recorded at the outstanding amount, less allowance for losses. The Company regularly monitors the recoverability of its receivables.

Note 2a-   **Summary of Significant Accounting Policies (continued)**

d)   *Cash and Cash Equivalents*

The Company considers money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. Uninsured cash as of December 31st, 2023 was $243,080.

e)   *Income Taxes*

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

f)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

g)   *Subsequent Events*

The Company has evaluated subsequent events through March 15, 2024, which is the date the financial statements were issued.

Note 3-   **Related Party**

The Company shares employee, office space, administrative and occupancy expenses with the Parent. The Company recognizes its shares of expenses by a formula determined by the Parent. For the year ended December 31, 2023, the Parent allocated approximately $7,958,011 of such expenses to the Company. Parent allocated approximately $5,404,253 of employee compensation, $685,126 for rent, $276,371 for travel and entertainment, $640,640 for professional fees, $722,740 for insurance, office supplies for $34,100, utilities $53,610 and marketing for $136,171. These amounts are included in the statement of operations.

Note 4-   **Net Capital Requirement**

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2023, the Company's net capital of $173,840 was $168,840 in excess of its required net capital of $5,000. The Company's net capital ratio was 39.83%.

Note 5-   **Loans to/from Parent**

As of December 31, 2023, the Company has a non-interesting bearing loan of $206,322 to its Parent which was used to secure a lease on office space at 950 Third Avenue. The Parent used the funds to provide the landlord a security deposit on such lease. The loan is to be repaid in full upon the expiration of the lease in 2026. In addition, the Parent owes the Company $19,538 as of December 31, 2023. These additional amounts are included in the loans to Parent on the statement of financial condition.

Note 6-

401(k) Plan

The Company offers a defined contribution 401(k)-benefit plan which allows employee contributions up to 15% of their pre-tax compensation. The Company matches 100% of the employees' contributions up to 3% of their compensation and then 50% of an employee's additional contributions, up to 5% of compensation. The employer matching contribution expense was $143,545 for the year ended December 31, 2023. This expense was included as a component of employee compensation, benefits, and related payroll taxes in our statement of income for the year ended December 31, 2023.

Note 7-

Commitments and Contingencies

None Noted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Drake Star Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drake Star Securities LLC as of December 31, 2023, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drake Star Securities LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Drake Star Securities LLC's management. Our responsibility is to express an opinion on Drake Star Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Drake Star Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
We have served as Drake Star Securities LLC's auditor since 2022.

New York, NY
March 15, 2024